August 25, 2011

Via EDGAR
Michael McTiernan

Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F St. Street, NE
Washington, D.C. 20549

Re:	U-Store-It, L.P
Form 10-12G (the “Registration Statement”)
Filed July 15, 2011
File No. 000-54462

Dear Mr. McTiernan:

Reference is made to the Staff’s comment letter dated August 11, 2011 to Jeffrey P. Foster, Senior Vice President — Chief Legal Officer, U-Store-It, L.P. (the “Operating Partnership”), regarding the above-referenced filing (the “Comment Letter”).  This letter responds to the Staff’s comments. The responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Page number references in the responses refer to Amendment No. 1 to the Operating Partnership’s Registration Statement on Form 10 (the “Amendment”).

General

1.             Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(l) of the Securities Exchange Act of 1934.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response:  The Staff’s comment is duly noted.

2.             We note your disclosure on page 82 that your dividends are partially dependent on your FFO.  We also note that your credit facility restricts your dividends to 95% of your FFO.  Please tell us if management considers FFO to be a key performance measure.  If so, please include such measure and the appropriate reconciliation in future Exchange Act filings, as applicable.

Response:  Management considers FFO to be a key performance measure.  The Amendment includes disclosure of FFO, coupled with information required by, and presented in a manner consistent with, Item 10(e) of Regulation S-K, including a GAAP reconciliation.  Please see pages 47—48 of the Amendment.  The Operating Partnership will include similar disclosure in future Exchange Act filings.

Management’s Discussion and Analysis of Financial Condition, page 27

3.             Please revise to include a discussion of the changes in your net income with your result of operations disclosure or advise.

Response: We have revised our disclosure regarding our results of operations to include a discussion of the changes in our net income for each of the periods presented; please see pages 35, 37, 40 and 42 of the Amendment.

Liquidity and Capital Resources, page 42

4.             We note that you have over $160 million in mortgages and notes due in 2012.  Considering the amount, please clarify how you will satisfy the noted obligations.  Discuss your specific expectations regarding the use of additional equity offerings by your general partner, the credit facilities disclosed on page 43, and/or refinancings.

Response:  We have revised the disclosure on pages 44—45 of the Amendment to address more specifically our expectations for equity offerings and use of our credit facilities to satisfy maturing obligations.

At The Market Program, page 44

5.             In future Exchange Act filings, as applicable, please disclose the amount sold during the reporting period and the average share price and net proceeds associated with such sales.

Response:  We have expanded the disclosure on page 46 of the Amendment.  In addition, in our future Exchange Act filings, we will disclose the amount sold during the reporting period and the average share price and net proceeds associated with such sales.

Item 3. Properties, page 46

6.             On pages F-6 and F-19 you indicate that you have self-storage facilities in the United Kingdom even though your disclosure here does not mention such presence.  Please revise to reconcile your disclosure or advise.

Response:  Revisions to pages 1 and 49 of the Amendment disclose our ownership of facilities in the United Kingdom.

Note 11.  Commitments and Contingencies, page F-35

7.             We note your disclosure on page 81 regarding your outstanding legal proceedings.  Please tell us how you have complied with ASC 450 regarding the Amsdell law suit.

Response:  We revised our disclosure on pages 84—85 of the Amendment to address our methodology for complying with ASC 450 both generally and with respect to the Amsdell law suit.  As indicated in our revised disclosure, there is no financial statement impact.

*  *  *  *  *

In responding to the Staff’s comments, the Operating Partnership acknowledges that:

•      the Operating Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Amendment was filed today by the Operating Partnership via EDGAR. Please contact Jeffrey P. Foster at (610) 293-5765 with any questions.

Sincerely,

/s/ Jeffrey P. Foster

Jeffrey P. Foster
Senior Vice President — Chief Legal Officer